HURLEY EXPLORATION INC.

1600 GOLF ROAD SUITE 1200

ROLLING MEADOWS, ILLINOIS 60008

(847) 956-3330

December 8, 2005

U.S. Securities & Exchange Commission

Office of Small Business

450 Fifth Street NW

Washington, D.C. 20549

Re:	Hurley Exploration Inc.
File No. 333-126900

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-126900, to 12:00 P.M. Eastern Standard Time on December 13, 2005, or as soon as practicable thereafter.

We are also aware that:

•                  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

HURLEY EXPLORATION INC.

/s/ CHET KURZAWSKI

PRESIDENT AND SECRETARY